APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

GrownbyGreen, LLC
Balance Sheet - unaudited
For the period ended 8/31/21

	Current Period
	31-Aug-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -

I, Kaleb William Green, certify that:

1. The financial statements of GrownbyGreenllc included in this Form are true and complete in all material respects; and
2. The tax return information of GrownbyGreenllc has not been included in this Form as GrownbyGreenllc was formed on 02/01/2021 and has not filed a tax return to date.

Signature   ⟨signature⟩

Name: Kaleb William Green

Title: Ceo owner